MAG Silver Corp

For Immediate Release

December 17, 2006

INCENTIVE STOCK OPTIONS GRANTED

Vancouver, B.C…. MAG Silver Corporation (TSXV: MAG) announced that on December 15, 2006 the Board of Directors granted incentive stock options to purchase 540,000 common shares of the Company at a price of $5.36 per share to directors, officers and employees of the Company.  The grant of these stock options is in accordance with the Company’s stock option plan.  The options granted will expire December 14, 2011.

About MAG Silver Corp.

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG

“Dan MacInnis”

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.